Aspen Technology, Inc.	[phone]	781 221 6400
20 Crosby Drive	[fax]	781 221 5215
Bedford, MA 01730 USA

April 3, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

One Station Place

100 F Street, NE

Washington, D.C. 20549-4561

Re:                             Aspen Technology, Inc.

Form 10-K for the fiscal year ended June 30, 2014

Filed August 13, 2014

Form 10-Q for quarterly period ended December 31, 2014

Filed January 28, 2015

File No. 001-34630

Ladies and Gentlemen:

This letter is being filed by Aspen Technology, Inc. (the “Company”) in response to comments set forth in a letter dated March 20, 2015 from Craig D. Wilson, Sr. Asst. Chief Accountant of the Division of Corporate Finance of the Securities and Exchange Commission (the “SEC” or “Commission”), to Antonio J. Pietri, President and Chief Executive Officer of the Company.

For convenient reference, the Company has set forth, below in italics, each of the comments of the staff of the SEC (the “Staff”) set forth in the comment letter and has entered the Company’s responses below each question.

Form 10-K for the fiscal year ended June 30, 2014

(2) Significant Accounting Policies

Vendor-Specific Objective Evidence of the Fair Value, page F-13

1.              We note that as of July 1, 2014, you are no longer able to establish VSOE for legacy SMS offerings sold with perpetual license arrangement. In this regard, please tell us what caused your inability to establish VSOE for all perpetual license agreements that include legacy SMS entered into subsequent to June 30, 2014. Tell us how this inability to establish VSOE as of July 1, 2014 was considered as affecting prior period determinations of VSOE.

Response:

The Company supplementally advises the Staff that in connection with the preparation of the Company’s 2014 Form 10-K, the Company analyzed the factors that impacted its inability to maintain VSOE on Legacy SMS offerings sold with perpetual licenses. The Company’s inability to maintain VSOE on the Legacy SMS offerings with perpetual licenses is the result of the Company’s transition of customers to the aspenONE licensing model, which has resulted in a declining population of customers renewing Legacy SMS, for both perpetual and legacy term licenses. Prior to fiscal 2010, the Company offered term and perpetual licenses of specific products or suites of products under which customers typically received one year of Legacy SMS and could elect to renew Legacy SMS annually. Starting in fiscal 2010, the Company introduced its aspenONE term licensing model under which customers license a suite of products.  The aspenONE licensing arrangements also include Premier Plus SMS for the term of the agreement.  Premier Plus SMS is only available as part of an aspenONE arrangement; it is not sold independently, on a stand-alone basis.  As of June 30, 2014, the Company had transitioned the majority of its customers to the aspenONE licensing model.  Consequently, not only has the population of stand-alone Legacy SMS arrangements become less material to the Company’s business, but also the Company has not maintained consistent pricing on the remaining population that would support VSOE for Legacy SMS for perpetual licenses.

The Company had been monitoring the impact of declining pricing consistency within its population of active Legacy SMS offerings, for both perpetual and term licenses, anticipating the possibility that the population of independent renewals would eventually no longer provide VSOE.  July 1, 2014 was identified as the point at which VSOE was lost for Legacy SMS offerings for perpetual licenses.  Recognizing the judgmental nature of that determination, the Company undertook sensitivity analyses to evaluate the impact of losing VSOE on earlier dates.  For example, the Company evaluated the scenario assuming that it lost VSOE for perpetual licenses as of July 1, 2013, the first day of fiscal year 2014.  Under this scenario, the Company assessed the potential impact to the Company’s Consolidated Statements of Operations for the year ended June 30, 2014 and the quarterly periods ended September 30, 2013, December 31, 2013 and March 31, 2014, and noted the impact would have been immaterial to all of those periods.

The Company continues to monitor the impact of the declining population and increased pricing variability of stand-alone Legacy SMS arrangements for term licenses. Based on current trends, the Company anticipates losing the ability to support VSOE for SMS offerings related to legacy term licenses in either fiscal 2015 or fiscal 2016.

Form 10-K for the fiscal year ended June 30, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 21

2.              We note from the Earnings Call Transcript of your results for the quarterly period ended December 31, 2014 that the variability in the price of oil may present challenges to your business. We also note the numerous analyst questions regarding the effects that lower oil prices will have on your business. Please tell us what consideration you gave to including a discussion that provides insights into the challenges and risks that lower oil prices present to your business in both the short and long term and how those risks are being addressed. Also tell us what consideration you gave to adding an appropriate risk factor.

Response:

The Company supplementally advises the Staff that it has been actively monitoring and evaluating the possible impact that fluctuations in oil prices have had and may have on its business. In connection with the preparation of the Company’s 2014 Form 10-K and Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2014 and December 31, 2014, the Company considered the disclosure guidance in Item 303(a)(3) and Item 503(c) of Regulation S-K in its evaluation of disclosing the potential impact that lower oil prices could have on its business.

For the year ended June 30, 2014 and the three and six month periods ended September 30, 2014 and December 31, 2014, it is the Company’s opinion that lower oil prices did not have a material impact on the Company’s business or financial results.  In addition, based on its business outlook as of the date of the Earnings Call transcript for the quarterly period ended December 31, 2014, the Company did not expect lower oil prices to have a materially unfavorable impact on its business in the near future.  The Company considered the following components prior to making this assessment:  (i) the duration of its subscription license contracts, (ii) the composition of its customer base and the manner in which its products are used, and (iii) its business pipeline.

i.                                          Subscription license revenue represents approximately 86% of total revenue for the first half of the fiscal year 2015.  Subscription license arrangements are generally non-cancellable and have a license term of between five and six years.  The long-term committed nature of its contract portfolio provides the Company with significant protection during periods of general economic or industry specific contraction.

ii.                                       Approximately 95 percent of the Company’s business is generated from the energy, chemicals and related engineering and construction (E&C) industry verticals.  Customers in the energy and chemicals verticals, which together comprise nearly 70 percent of the Company’s business, own and operate process manufacturing plants.  Customers in the energy industry primarily deploy the Company’s products in downstream (refinery) operations, with only an estimated 12-15% of the Company’s revenue coming from the upstream (exploration and production) sector, which the Company believes would be more affected by lower oil prices.  Chemicals vertical customers are major consumers of oil and natural gas as feedstock inputs to their manufacturing processes and lower oil prices are generally a positive for them from a cost perspective.

In the E&C markets, which comprise approximately 30 percent of the Company’s business, the Company’s solutions help drive design efficiencies and capital cost reductions as well as increase the productivity of customers’ engineering work forces.  The Company believes that in many cases, owner operators contract with E&C companies as part of major investment decisions for facilities that will be operational for 20-50 years, which could insulate many of their investment decisions from near-term movements in oil prices.

Lower oil prices can create both positive and negative dynamics on individual segments of the Company’s business.  For example, a decrease in oil prices is positive from a cost perspective for refining and chemical customers and regions such as the United States, Japan, and China that are major importers and/or consumers of oil and chemicals.  At the same time, such a decrease can be a negative for customers in the Middle East or Russia and the former CIS countries that depend on oil production and related upstream activities to generate revenue.  As discussed above, the Company believes that the mix of its portfolio of customers across vertical markets, products and geographies has enabled it to deliver positive financial results in periods of volatile oil prices.

iii.                        As of the date of the Company’s second fiscal quarter 2015 Earnings Call, the Company’s analysis of its business pipeline did not suggest that lower oil prices were driving detrimental forces that would materially adversely impact the Company’s outlook for growth in the near-term.

The Company concluded, based upon the referenced guidance and analysis, that lower oil prices were not likely to materially impact the Company’s business or financial results in the near term and that disclosure of fluctuations in oil prices as a risk factor was not warranted or appropriate. The Company will continue to monitor the impact of changing oil prices on its business and will continue to evaluate whether future disclosure is warranted.

*******

In responding to the comments of the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or the Company’s changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the Company’s responses, or any further questions that you may have, please do not hesitate to contact the undersigned at (781) 221-5201.

Respectfully,

/s/ Mark P. Sullivan

Mark P. Sullivan
Executive Vice President and Chief Financial Officer

cc (with enclosures):

Craig D. Wilson, Sr. Asst. Chief Accountant, Securities and Exchange Commission

Juan Migone, Accounting Examiner, Securities and Exchange Commission

Antonio J. Pietri, President and Chief Executive Officer, Aspen Technology, Inc.

Mark L. Johnson, K&L Gates LLP